FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

Item
1.	Material Fact

2

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Securities Registry Nº 042

Santiago (Chile), August 21, 2006

Messrs.
Chilean Securities Commission

Divulgates MATERIAL INFORMATION pursuant to Articles 9th and 10th second paragraph of Law 18,045.-

Ladies and gentlemen:

The undersigned, as Chief Executive Officer of Celulosa Arauco y Constitución S.A. (“ARAUCO”), a corporation domiciled in Santiago, Avenida El Golf 150, 14th Floor, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Commission the following MATERIAL INFORMATION:

In a Board of Directors’ meeting held on August 18, 2006, it was informed that Fondo de Inversión Bío Bío, private investment fund in the process of formation, was awarded in a private bid process, the acquisition of the shares of Forestal Bío Bío S.A. and Norwood S.A. and the equity interests of Sociedad Agrícola y Forestal Alepué Limitada, all of which own approximately 40,000 hectares of forestry plantations in Chile and a sawmill with a production capacity of approximately 140,000 annual cubic meters. The total price of this acquisitions will be of US$341.5 million.

At the same time, the above private investment fund, in order to be able to make its offer and complete the aforementioned purchase, has agreed with the forestry subsidiaries of ARAUCO, contracts for wood supply and for future sale of lands, which will contribute to the supply of the industries recently established by ARAUCO in the VIII Region and will permit to advance in the development of new industries in the region.

In order to carry out this operation, it was executed in Santiago on August 18, 2006 a promise for the purchase and sale of the shares of Forestal Bío Bío S.A. and Norwood S.A. and the equity interests of Sociedad Agrícola y Forestal Alepué Limitada, among the sellers and Foresta Administradora de Fondos de Inversión S.A., who acts as administrator of Fondo de Inversión Bío Bío, in formation, having agreed to celebrate the definitive purchase sale agreement no later than October 18, 2006. The subsidiary Forestal Arauco S.A. has also concurred as promising purchaser to said agreement, in the event that Fondo de Inversión Bío Bío would not complete the operation on October 18, 2006.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

MATÍAS DOMEYKO CASSEL

Chief Executive Officer

cc.:	BOLSA DE COMERCIO DE SANTIAGO	-	La Bolsa Nº 64
	BOLSA ELECTRÓNICA DE CHILE	-	Huérfanos 770 –14th Floor
	BOLSA DE VALORES VALPARAISO	-	P.O. Box 218 - V – Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: September 5, 2006	By:	/s/ MATIAS DOMEYKO
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer